Filed by: Comstock Resources, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Comstock Resources, Inc.

(Commission File: No. 001-03262)

Form S-4 Registration No. 333-212795

Updated Presentation to Stock Holders and Note Holder August 15, 2016

This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give our current expectations or forecasts of future events. These statements include estimates of future natural gas and oil reserves, expected natural gas and oil production and future expenses, assumptions regarding future natural gas and oil prices, budgeted capital expenditures and other anticipated cash outflows, as well as statements concerning anticipated cash flow and liquidity, business strategy and other plans and objectives for future operations. Factors that could cause actual results to differ materially from expected results are described under Risk Factors in our 2015 Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”). Our production forecasts are dependent upon many assumptions, including estimates of production decline rates from existing wells and the outcome of future drilling activity. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include the timing and extent of changes in commodity prices for oil and gas, operating risks, liquidity risks, including risks relating to our bank credit facility, our outstanding notes and any restructuring thereof, our ability to continue as a going concern and any potential bankruptcy proceeding, political and regulatory developments and legislation, and other risk factors and known trends and uncertainties as described in the Registration Statement on Form S-4 filed with the SEC and in our Annual Report on Form 10- K for fiscal year 2015 filed with the SEC. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in the forward- looking statements. 2

Situation Overview ? Comstock has assembled a high quality portfolio of oil and gas assets in the Haynesville and Eagle Ford ? Comstock’s enhanced completion design has transformed the Haynesville shale into one of North America’s highest return natural gas basins ? Comstock’s acreage position provides a strong foundation with over 700 operated locations, underpinning the Company’s future growth ? The Company has released its last operated rig, to preserve liquidity after ~18 months of depressed gas prices ? Without additional drilling, production is expected to decline by ~30% in 2017 ? Comstock anticipates the decline in production will yield insufficient 2017 cash flow to meet fixed debt service costs despite recent improvement in gas prices ? Alternatives to provide liquidity are likely to reduce collateral value to stakeholders ? The exchange offer will allow the Company to restart a two-rig program which will grow production ~35% in 2017 ? Structure protects stakeholder’s interests / claims ? Additional wells will increase cash flow, enhance the value of the asset base and help rebuild the balance sheet 3 ? Repositions Comstock to retain key talent and maximize value

Repositioning Comstock Towards Growth ? The exchange offer will allow Comstock to redirect cash flow from interest expense to capital expenditures ? Deploy two rigs in 2017 and drill a total of 24 wells ? Fueling growth in production and EBITDAX ? Comstock could save up to $109 million in cash interest in 2017 Status Quo (No Drillin Two Rig Developmen Expected Production (MMcfe/ Expected Production (MMcfe/ 8.6 169 6.8 152.8 118.6 152.8 106.8 2016E FY 2017E FY 2016E FY 2017E FY 4 Low End Guidance High End Guidance

Exchange Summary ? Existing unsecured noteholders: ? Par for par into new second lien PIK notes ? Convertible into 72.3% of the pro forma common stock ? Existing secured noteholders: ? Par for par into new first lien notes ? Same terms as today, except for Company option to pay up to $75 million of cash interest in kind at 12?% ? Also receive penny warrants for 3.7% of pro forma shares ? Improved collateral for new secured notes ? Conditions: ? Minimum participation of 90% ? Closing by September 15, 2016 ? All accrued interest paid in cash 5

Terms of New Notes Issuer: Comstock Resources, Inc. $700MM 10.00% $289MM 7.75% $175MM 9.50% Existing Notes: 1st Lien Senior Notes due Senior Unsecured Notes due Senior Unsecured Notes due 2020 2019 2020 $700MM 10.00% $289MM 7.75% $175MM 9.50% New Exchange 1st Lien Toggle Notes due 2nd Lien Convertible PIK 2nd Lien Convertible PIK Notes: 2020 Notes due 2019 Notes due 2020 Maturity: 3/15/2020 4/1/2019 6/15/2020 Security: 1st Lien 2nd Lien 2nd Lien Payable in cash at 10%, but up to $75MM may be paid in Payment of kind at 12.25% at CRK’s Payable only in kind at 7.75% Payable only in kind at 9.50% Interest: option for the issuance of up to $92MM of new notes Warrants to acquire 3.7% of Convertible into 45% of pro Convertible into 27.3% of pro Equity Ownership: pro forma equity forma equity at closing forma equity at closing 81.2 shares (pro forma for 1:5 81.2 shares (pro forma for 1:5 Optional Warrants exercisable at $.01 reverse stock split) per $1,000 reverse stock split) per $1,000 Conversion: per share principal amount of notes principal amount of notes Mandatorily converted to Mandatorily converted to Mandatory None shares having a market value shares having a market value Conversion: of $850 per $1,000 of $850 per $1,000 Stock price is at least $10.47 Stock price is at least $10.47 Conversion (pro forma for 1:5 reverse (pro forma for 1:5 reverse None Trigger: stock split) for 15 consecutive stock split) for 15 consecutive trading days trading days 6 Distribution: Registered exchange. All securities issued in the offer will be freely tradeable.

Collateral Enhancement New Collateral will Cover Substantially All the Company’s Assets Existing New Notes 10% 20% Proved Proved 80% Mortgaged 90% Mortgaged Not Mortgaged Reserves* Not Mortgaged Reserves* 10% 15% Probable Probable Drilling Mortgaged Drilling 90% Mortgaged Locations 85% Not Mortgaged Locations Not Mortgaged *Includes ~300 Haynesville/Bossier Proved Undrilled Locations At June 30, 2016 Required to maintain mortgages Required to maintain mortgages over 80% of the PV 9 Value of Total over 90% of the PV 9 Value of Total Proved Reserves – No requirement Proved Reserves + Probable on Probable Undrilled Locations Operated Hayneville / Bossier Undrilled Locations Cash in excess of $10 million required Cash in excess of $3 million required to be held in control accounts to be held in control accounts 7

Process Timeline August ? Exchange offer scheduled expiration ? Closing and settlement, subject to extension as August necessary to complete SEC registration September ? Scheduled interest payment on senior secured notes 8

Transaction Rationale ? Enhance liquidity and put rigs to work, allowing Rebuildin Comstock to maintain and grow enterprise value Balance Sheet ? Delever the balance sheet through conversion of unsecured debt into equity ? Refocus on Comstock’s core strategy of drilling Focus on Drilling, wells with competitive economics, funded with Production Growth cash flow and Value Creati ? Scalable drilling program with inventory of ~700 operated locations will grow EBITDAX ? Exchange terms allow participating noteholders to Protection of All protect their credit positions Stakeholders’ Interest ? Participating noteholders will also benefit from equity upside 9

Risks of the Status Quo ? Apart from the exchange offer, the Company’s alternatives may cause significant risks and uncertainties for investors ? Passage of time without drilling will erode asset value ? Joint ventures entered into out of necessity could reduce collateral and will add complexity ? Asset sales entered into under duress will diminish long-term prospects ? A $75 million first lien rescue loan will share collateral with existing secured notes and may generate significant costs, including a large make-whole premium in bankruptcy ? Filing for bankruptcy will destroy value for all stakeholders ? Significant reduction in asset value and recoveries given lack of liquidity and high associated costs 10

Assets and Operations Update

Major Properties Oth Proved Reserves Bcf Wells 332 E. Texas / N. Louisian Proved Reserves 593 Bc San Juan Wells 924 South Texas Proved Reserves 106 Bcf Wells 322 Logansport Texas Blocker Darco TMS Toledo Bend South Texas Douglass Company Overvie Eagle Ford Louisiana Proved Reserv 704 Bcfe Las 56% proved Hermanitas Rosita develope % Fandango 93% gas Javelina 98% operate 12

Areas of Focus Haynesville/ Bossier Tuscaloosa Marine Shale Texas Mississippi South Eagle Texas Ford Louisiana Company Overvie Proved Reserv 704 Bcfe 56% proved develope % 93% gas 98% operate 13

Proved Oil and Gas Reserves Despite a very limited drilling program, Comstock achieved an all-in finding cost of 20¢ per Mcf in the first half of 2016 with total proved reserves additions of 151 Bcf and capital expenditures of $30.3 million. Oil Gas Total MBbls Bcf Bcfe Proved Reserves as of 12/31/15 9,229 569.6 625.0 Production (772) (27.3) (32.0) Divestitures (163) (3.7) (4.7) Price Related Revisions* (1,556) (26.1) (35.4) Additions 1,376 143.0 151.3 Proved Reserves as of 6/30/16 8,114 655.5 704.2 *SEC Prices Q216- $37.86/Bbl and $2.07/Mcf YE15- $46.88/Bbl and $2.34/Mcf 14

East Texas / North Louisiana Region





East Texas / North LA Reserves: 593 Bcfe

- Own interests in 924 producing wells in 28 fields
- ~ 67,000 net acres with Lower Haynesville shale development potential
- ~ 47,000 net acres with Upper Haynesville (Bossier) shale development potential
- Horizontal Cotton Valley development potential



Longwood
Waskom
Blocker
Beckville
Logansport
Drew
Mansfield
North Toledo Bend
Texas
Darco
South Toledo Bend
Douglass
Louisiana

15

Haynesville/Bossier Shale Haynesville Shale Cotton Valley and Cotton Valley Cotton Valley and Bossier Shale Haynesville/Bossier Shale Net Acres 67,000 Resource 6 + Tcf Potential Drilled 10 (9.6 net) extended lateral wells in 2015 Drilled (2. net) extended lateral wells in 2016 16

Haynesville Shale Program ? Applying newest drilling and completion technologies to an established world class asset • Extended laterals • Larger stimulation treatment • Rates of return improve as well costs decline • New wells have 49% to 79% rates of return at natural gas prices of $2.50 to $3.00/Mcf at current well costs ? Extensive inventory of drilling and recompletion opportunities (operated and mapped locations) • Haynesville – 4,500 ft.—230 7,500 ft.—83 10,000 ft.—70 • Bossier – 4,500 ft.—130 7,500 ft.—95 10,000 ft.—97 ? Premium gas market • Comstock has favorable marketing arrangements 17

Haynesville Shale Program Harrison 30-31 24 MMcf/d Bagley A-4 3 MMcf/d Re-Frac Completed Gamble 4-33 24 MMcf/d 28 MMcf/d Holmes 29-20 24 MMcf/d Boggess 5 -8 21 MMcf/d Pyle 6-7 DeSoto Ramsey 7-18 23 M Parish, Louisiana Caraway 20-29 Jordan 16-21 24 MMcf/d Ramsey 4-9 22 MMcf/d 23 MMcf/d Acquired in Exchange 18

Haynesville Extended Lateral Wells 25 Type Curve Pyle 6-7 Shahan 5-8 Boggess 5-8 Horn 8-17 20 Harrison 30-19 Ramsey 7-18 Holmes 29-32 Gamble 4—33 Caraway 20-29 15 Jordan 16—21 day Ramsey 4—9 per Harrison 30—31 MMcf 10 5 Type Curve Days on production 0 0 100 200 300 400 500 New wells exceeding expectations 19

Haynesville Well Economics 4,500’ L 7,500’ L 10,000’ L Estimated Well Costs ($ millions) $6.5 $8.5 $10.8 24 Hr IP (Mmcf per day) 15 20 24 Decline B Factor 0.99 0.99 0.99 Initial Decline (%) 73 67 64 Proppant/Cluster (K lbs) 150 150 150 EUR (Bcf per lateral ft.) 2.07 2.07 2.07 EUR (Bcf) 9.0 15.5 20.7 20

Haynesville Well Economics Rate of Return vs. Natural Gas Prices 120 110 100 90 80 70 ROR 60 4,500 ft. % 50 7,500 ft. 40 30 10,000 ft. 20 10 0 $2.00 $2.50 $3.00 $3.50 $/MCF 21

Haynesville Well Economics NPV 10 vs. Natural Gas Prices $20 $18 $16 $14 10 $12 NPV $10 4,500 ft. $ MM $8 7,500 ft. $6 10,000 ft. $4 $2 $0 $2.00 $2.50 $3.00 $3.50 $/MCF 22

Improving Haynesville Gas Differentials 52¢ 42¢ 20¢ 38¢ 34¢ 15¢ 12¢ 10¢ 32¢ 27¢ 26¢ 24¢ 2015 2016 2017 2018 Regional Transport & Basis vs Henry Hub Wellhead Gathering & Treating 23

Haynesville Staggered Lateral Potential UPSIDE 640-acre Section • More Reserves 8 Wells/Section Recovered ~600’ Spacing • More Efficient Reservoir Drainage, Less Waste • Potential to add 83 Additional Upper 200’ extended lateral Haynesville locations 4 Lower HAYNESVILLE Upper 200’ Lower 24

South Texas Region South Texa Reserves 106 Bc South Texas Eagle Ford Texas in 322 producing wells in 13 fields Las Hermanitas Rosita Fandango Javelina 25

South Texas Eagle Ford Shale Program 26,000 gross acres (19,000 net) prospective for oil in the Eagle Ford shale 83 future drilling locations in oil window 26

Eagle Ford Stacked / Staggered Lateral Development • 253 Potential Additional In-Fill Locations 130’ Eagle Ford Sh 27

TMS Acreage 81,000 gross acres (76,000 net) in the Tuscaloosa Marine shale in Louisiana and Mississippi 327 future drilling locations Mississippi Louisiana 28

Low Cost Structure $ 2.09 $0.61 ? Comstock total producing costs $1.39 G & A are 33% lower $0.26 than the average Lifting E&P producing costs $1.48 $1.13 CRK Average 29

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any security, nor is it a substitute for the registration statement and Exchange Offer materials that Comstock Resources, Inc. (the “Company”) has filed with the SEC. THE EXCHANGE OFFER MATERIALS (INCLUDING A PROSPECTUS, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) CONTAIN IMPORTANT INFORMATION. HOLDERS OF THE COMPANY’S EXISTING NOTES ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT NOTEHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING PARTICIPATION IN THE EXCHANGE OFFER. The Prospectus, the related Letter of Transmittal and certain other Exchange Offer documents are available to all existing noteholders at no expense to them. The Exchange Offer materials are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting D.F. King & Co., Inc., the information and exchange agent for the Exchange Offer, at (877) 732-3619.